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[redacted]

SECURITIE

13026343

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SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAWSON FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 E CAMELBACK RD
(No. and Street)

PHOENIX	AZ	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONA NANNA 602-381-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

2432 W PEORIA AVE STE 1282	PHOENIX	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 1/31/14

OATH OR AFFIRMATION

I, ROBERT W. LAWSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAWSON FINANCIAL CORPORATION, as of SEPTEMBER 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

LONA M NANNA
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
January 04, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHUMANN, ADRIANO & COMPANY

LAWSON FINANCIAL CORPORATION
Financial Statements
September 30, 2013

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants
Merlin J. Schumann *Shayne P. Theobald*
Charles M. Adriano, CPA *Scott R. Gastineau, CPA*

Independent Auditors' Report

The Board of Directors
Lawson Financial Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Lawson Financial Corporation, which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I,II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I, II and III.

November 27, 2013

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2013

ASSETS

Cash	$	837,221
Cash segregated under federal and other regulation		10,607
Due from clearing organization		1,553,238
Securities owned:		
-marketable		5,374,954
Employee receivables		75,861
Furniture, equipment and leasehold improvements		
net of accumulated depreciation of $319,769		198,499
Interest receivable		45,961
Prepaid expenses		9,997
Investments in affiliate organizations		300,000
Other assets		99,998
Total Assets	$	8,506,336

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		86,817
Acrued expenses		26,585
Securities sold, not yet purchased, at market value		3,691,513
Commissions payable		1,960,829
Payable to related party		247,797
Total Liabilities	$	6,013,541
Common stock, $.01 par value, authorized 100,000 shares,		
issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		524,140
Retained earnings		2,159,799
Less 35,000 shares of treasury stock at cost		(192,004)
Total Stockholder's Equity	$	2,492,795
Total Liabilities and Stockholder's Equity	$	8,506,336

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2013

REVENUES		
Trading profits	$	3,374,282
Investment banking		4,038,477
Commissions		237,975
Interest income		638,550
	$	8,289,284
EXPENSES		
Employee compensation and benefits		4,056,358
General and administrative		813,710
Interest		613,068
Professional fees		273,138
Occupancy and equipment costs		283,369
Regulatory fees and expenses		298,483
Advertising		188,172
Insurance		125,353
Communications and data processing		123,275
Seminars		41,009
Postage		60,195
Depreciation		12,151
Miscellaneous		388,048
	$	7,276,329
Net Income	$	1,012,955

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities:		
Net Income	$	1,012,955
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,151
Increase (decrease) in cash resulting from changes in:		
Securities owned, marketable		(2,218,658)
Employee receivable		(48,339)
Interest receivable		(29,226)
Prepaid expenses		5,478
Other assets		(337,954)
Receivable/Payable to clearing organization		(368,684)
Accounts payable, accrued expenses, and other liabilities		(491,924)
Securities sold, not yet purchased		1,238,990
Commissions payable		1,295,876
Related party payable		237,797
Net cash provided by operating activities		308,462
Net cash used in investing activities:		
Purchase of Fixed Assets		(136,933)
Net increase in cash and cash equivalents		171,529
Cash and cash equivalents, beginning of year		676,299
Cash and cash equivalents, end of year	$	847,828
Supplemental cash flow information:		
Cash paid for interest	$	613,069

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2013

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance, October 1, 2012	860	524,140	(192,004)	1,146,844	$ 1,479,840
Net income for the year ended September 30, 2013				1,012,955	1,012,955
Balance, September 30, 2013	860	524,140	(192,004)	2,159,799	$ 2,492,795

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. The Company conducts security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2013, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2013 consisted of:

Cash	$ 837,221
Cash segregated under federal and other regulations	10,607
	$ 847,828

c. Financial instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

1. Summary of Significant Accounting Policies, (continued)

d. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Pershing, LLC and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

f. Allowance for Doubtful Accounts

Commissions and other receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the specific receivables, taking into consideration the age of the past due accounts and an assessment of the debtor's ability to pay. There is no allowance for doubtful accounts at September 30, 2013.

g. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five or seven years. Leasehold improvements are amortized over the estimated economic useful life of the improvement.

h. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

i. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

1. Summary of Significant Accounting Policies, (continued)

j. Advertising

Advertising and promotion costs are expensed as incurred.

2. Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2013.

2. Fair value measurement (continued)

Fair Value Measurements on a Recurring Basis

As of September 30, 2013

		Level 1	Level 2	Level 3	Total
Assets					
Financial Instruments owned:					
Municipal Bonds	$	-	5,201,622	-	5,201,622
Other Securities		-	149,910	-	149,910
Equities		23,422	-	-	23,422
Totals	$	23,422	5,351,532	-	5,374,954
Liabilities					
Financial instruments sold, Not yet purchased					
Other Securities	$	-	3,691,513	-	3,691,513
	$	-	3,691,513	-	3,691,513

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2013.

Level 3 Financial Assets and Liabilities
Year Ended September 30, 2013
Total Gains/Losses Included in Income
Principal Transactions

		Beginning Balance	Realized Gains and (Losses) Related to Assets Held at Year End	Transfers In/Out	Purchases, Issuances, and Settlements	Ending Balance
Assets						
Financial Instruments Owned	$	128,328	(127,475)	(853)	-	-

3. Cash Segregated Under Federal and Other Regulations

Cash of $10,607 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Deposit with Clearing Organization

The Company is required to hold a cash deposit with its clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. In lieu of a clearing deposit, the Company obtained a letter of credit with BMO Harris Bank in the amount of $100,000 which can only be used to satisfy any clearing deficits with Pershing, LLC., the Company's clearing broker. As of September 30, 2013, the Company had not drawn on the letter of credit. The letter of credit specifies an interest rate of 3% in excess of prime. The line is collateralized by substantially all of the Company's assets.

5. Financial instruments with off-balance sheet risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2013, at fair values of the related securities and will incur a loss if the fair value of these securities increases subsequent to September 30, 2013.

6. **Securities Owned**

The amortized cost and estimated market values of investment trading securities at September 30, 2013 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 5,190,399	128,872	117,649	5,201,622
Other securities	240,598	30,743	121,431	149,910
Equities	10,879	12,783	240	23,422
	$ 5,441,876	172,398	239,320	5,374,954

The net unrealized loss at September 30, 2013 is $66,922 and is recognized in the current statement of income.

The amortized cost and estimated market value of investment trading securities at September 30, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated market value
Due in one to five years	$ 125,570	90,342
Due in five to fifteen years	491,282	497,692
Due in fifteen years to twenty years	588,894	569,385
Due in twenty years to thirty-five years	3,984,653	4,044,203
	5,190,399	5,201,622
Other securities	240,598	149,910
Equities	10,879	23,422
	$ 5,441,876	5,374,954

7. **Receivable from Clearing Organization**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing organization in the amount of $1,553,238 is from the purchase and sales of securities on a trade date basis at September 30, 2013.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and related net capital ratio may fluctuate on a daily basis. At September 30, 2013, the Company had net capital of $1,267,896 which was $1,017,896 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.83 to 1.

9. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2013, are as listed below:

Years ending September 30, 2014	$44,042

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2013 was $278,182.

10. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2013, was $15,265, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2013 was $138,000, which is included in occupancy and equipment costs.

The Company has $247,797 in liabilities to related parties.

11. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

12. Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In normal industry practices, brokerage firms sell securities not yet purchased for their own account. The establishment of short positions exposes firms to off-balance sheet market risk in the event prices increase, as the firms may be obligated to acquire the securities at prevailing market prices.

The Company from time to time maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. For the year ended September 30, 2013, the Company had deposits in excess of federally insured limits of $644,119.

13. Contingencies

The Company was a defendant in arbitration before the Financial Industry Regulatory Authority, filed by a customer. The claim requested for alleged damages of $25,000. The claim was withdrawn and settled for $8,000 in November of 2013.

14. Subsequent Events

The company has evaluated subsequent events through November 27, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2013

Net Capital		
Total stockholder's equity		$ 2,492,795
Nonallowable assets		
Employee receivables	75,861	
Prepaid expenses	9,997	
Furniture, equipment and leasehold improvements	198,499	
Other assets	327,599	
Total deductions		611,956
Net capital before haircuts on securities positions		1,880,839
Haircuts		
State and municipal government obligations	353,302	
Other securities	22,487	
Corporate bonds and obligations	-	
Equities	3,513	
Short Inventory	202,141	
Undue Concentration	31,500	
Total haircuts		612,943
Net capital		$ 1,267,896
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 2,322,028
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 154,802
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess net capital		$ 1,017,896
Excess net capital at 1000%		$ 1,035,693
Ratio: Aggregate indebtedness to net capital		1.83 to 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2013

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per ammended focus report	$	1,267,896
Changes resulting from audit adjustments		-
		-
Net capital per audit report	$	1,267,896

Schedule II

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2013

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debit items	-
Excess of total credits over total debits	$ -
Reserve Computation	
105% of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts	$ 10,607

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2013 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the Financial Industry Regulatory Authority on October 25, 2013, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2013

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2013 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$	-
A. Number of items		-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$	-

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA
Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the financial statements of Lawson Financial Corporation (the Company), as of and for the year ended September 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5, continued

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriano & Company

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
November 27, 2013

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Lawson Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013 which were agreed to by Lawson Financial Coroporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, , solely to assist you and the other specified parties in evaluating Lawson Financial Corporation's compliance with the applicable instructions of Form SIPC-7. Lawson Financial Corporation's management is responsible for Lawson Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for check numbers 1234 and 1129 noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, SIPC reconciliation template and general ledger accounts amounts are pulled from, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noted above supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriano & Company

November 27, 2013

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 09/30/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032099 FINRA SEP
LAWSON FINANCIAL CORPORATION
3352 E CAMELBACK RD
PHOENIX AZ 85018-2310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LONA NANNA 602-381-8588

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 17,618
B. Less payment made with SIPC-6 filed (exclude interest) 04/23/2013 (Date Paid)		(8,937)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		8,681
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,681
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,681	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAWSON FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

Lona M Nanna
(Authorized Signature)

Dated the 27 day of NOVEMBER, 20 13.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2012
and ending 09/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,289,284
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	147,919
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	217,948
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	253,490
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	9,573
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $613,069	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	613,069
Total deductions	1,241,999
2d. SIPC Net Operating Revenues	$7,047,285
2e. General Assessment @ .0025	$17,618 (to page 1, line 2.A.)